EXHIBIT 11

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	For the Three	For the Nine
	Months Ended	Months Ended	For the Year Ended
	December 31,	September 30,	December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands, except per share amounts)
Basic earnings (loss) per share: (1)
Net earnings (loss) available to common shareholders	$(673)	$71,661	$(101,170)	$(326,197)	$28,964
Weighted-average shares outstanding	6,419	6,272	5,087	3,263	2,117

Basic earnings (loss) per share	$(0.10)	$11.43	$(19.89)	$(99.97)	$13.68

Diluted earnings (loss) per share: (1)
Net earnings (loss) available to common shareholders	$(673)	$71,661	$(101,170)	$(326,197)	$28,964
Weighted-average shares outstanding	6,419	6,272	5,087	3,263	2,117
Dilutive potential common shares	—	41	—	—	15

Diluted weighted-average shares outstanding	6,419	6,313	5,087	3,263	2,132

Diluted earnings (loss) per share	$(0.10)	$11.35	$(19.89)	$(99.97)	$13.59

(1) Computation of per share earnings (loss) only applies to periods reported under the going concern basis of accounting.